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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              MYPOINTS.COM, INC.
                      (Name of Subject Company (Issuer))

                             UNV ACQUISITION CORP.

                         A WHOLLY OWNED SUBSIDIARY OF
                           UNITED NEWVENTURES, INC.
                      (Name of Filing Persons (Offeror))

                    Common Stock, Par Value $.001 Per Share
           Rights to Purchase Series A Participating Preferred Stock
                        (Title of Class of Securities)

                                   62855T102
                     (CUSIP Number of Class of Securities)

                              Francesca M. Maher
                        Senior Vice President, General
                             Counsel and Secretary
                                UAL Corporation
                             1200 E. Algonquin Rd.
                         Elk Grove Township, IL 60007
                                (847) 700-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Person(s))

                                   Copy to:

                             Elizabeth A. Raymond
                                Marc F. Sperber
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                         Chicago, Illinois 60603-3441
                                (312) 782-0600

                           CALCULATION OF FILING FEE

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
          Transaction Valuation*                       Amount of Filing Fee
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
               $105,968,405                                   $21,194
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
* Estimated for purposes of calculating the amount of the filing fee only.

  This calculation assumes (a) the purchase of all of the issued and outstanding shares of common stock, par value $.001 per share of MyPoints.com, Inc., a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Shares"),

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at a price per Share of $2.60 in cash. As of June 1, 2001, based on the
Company's representation of its capitalization as of such date, there were 40,757,079 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable.   Filing Party:   Not applicable.

Form or Registration No.:   Not applicable.    Date Filed:    Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which this statement relates:

[X]third party tender offer subject to Rule 14d-1

[_]issuer tender offer subject to Rule 13e-4

[_]going-private transaction subject to Rule 13e-3

[_]amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

  This Tender Offer Statement on Schedule TO is filed by United NewVentures, Inc., a Delaware corporation ("Parent"), and UNV Acquisition Corp., a Delaware corporation ("Sub") and a wholly owned subsidiary of Parent. This statement relates to the tender offer (the "Offer") by Sub to purchase all of the Shares of the Company, at a price per Share of $2.60 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively.

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Items 1 through 11.

  As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II attached), is incorporated by reference into this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

  (a)(1)(i)    Offer to Purchase.

  (a)(1)(ii)   Letter of Transmittal.

  (a)(1)(iii)  Notice of Guaranteed Delivery.

  (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

  (a)(1)(v)    Letter to Clients.

  (a)(1)(vi)   Instructions

  (a)(1)(vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(1)(viii) Summary Advertisement as published in the New York Times.

  (a)(2)-(4)   Not applicable.

  (a)(5)(i) Press release issued by Parent on June 4, 2001 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on June 4, 2001).

  (b)          None.

  (c)          Not applicable.

  (d)(1)       Agreement and Plan of Merger, dated June 1, 2001, among Parent,
               Sub and the Company.

  (d)(2)       Nondisclosure Agreement, dated April 4, 2001, by and between
               Parent and the Company.

  (d)(3) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Crystal Asset Management, LLC.

  (d)(4) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Noah Doyle.

  (d)(5) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Primedia Inc.

  (d)(6) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Experian Capital Corporation.

  (d)(7) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Steve Markowitz.

  (d)(8) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Nat Goldhaber.

  (d)(9)       Redemption Agreement, date June 1, 2001, by and between United
               Air Lines, Inc. and the Company.

  (e)          Not applicable.

  (f)          Section 262 of the Delaware General Corporation Law (included as
               Schedule II to the Offer to Purchase).

  (g)          None.

  (h)          None.

Item 13. Information Required by Schedule 13E-3

  Not Applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNV Acquisition Corp.

                                                   /s/ Douglas A. Hacker
                                          By: _________________________________
                                            Name: Douglas A. Hacker
                                            Title: President

                                          United NewVentures, Inc.

                                                   /s/ Douglas A. Hacker
                                          By: _________________________________
                                            Name: Douglas A. Hacker
                                            Title: President

Dated: June 13, 2001

                                 EXHIBIT INDEX

  (a)(1)(i)    Offer to Purchase.

  (a)(1)(ii)   Letter of Transmittal.

  (a)(1)(iii)  Notice of Guaranteed Delivery.

  (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

  (a)(1)(v)    Letter to Clients.

  (a)(1)(vi)   Instructions

  (a)(1)(vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(1)(viii) Summary Advertisement as published in the New York Times.

  (a)(2)-(4)   Not applicable.

  (a)(5)(i) Press release issued by Parent on June 4, 2001 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on June 4, 2001).

  (b)          None.

  (c)          Not applicable.

  (d)(1)       Agreement and Plan of Merger, dated June 1, 2001, among Parent,
               Sub and the Company.

  (d)(2)       Nondisclosure Agreement, dated April 4, 2001, by and between
               Parent and the Company.

  (d)(3) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Crystal Asset Management, LLC.

  (d)(4) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Noah Doyle.

  (d)(5) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Primedia Inc.

  (d)(6) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Experian Capital Corporation.

  (d)(7) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Steve Markowitz.

  (d)(8) Stock Option and Tender Agreement, dated June 1, 2001, by and between Parent and Nat Goldhaber.

  (d)(9)       Redemption Agreement, date June 1, 2001, by and between United
               Air Lines, Inc. and the Company.

  (e)          Not applicable.

  (f)          Section 262 of the Delaware General Corporation Law (included as
               Schedule II to the Offer to Purchase).

  (g)          None.

  (h)          None.

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